

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2010

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

>   **Re: mPhase Technologies, Inc.**
>   **Form 10-K/A for the year ended June 30, 2009**
>   **Filed June 4, 2010**
>   **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your correspondence dated June 1, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits, page 70

1.   Regarding your response to comment 7:

- Your exhibit index continues to indicate that the exhibits are filed with Amendment No.4 when the exhibits were actually included with a previous filing. Please revise to state clearly in which filing investors can find each exhibit.

- Your exhibit index does not indicate which exhibits are subject to a confidential treatment request. See the guidance in section II.D.5 of Staff Legal Bulletin No. 1

(February 28, 1997). Also note that, if the redacted exhibits included in the exhibit index are not incorporated by reference to a filing that is the subject of an existing order granting confidential treatment, you should submit another confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief